2121 South El Camino Real

San Mateo, California 94403

September 5, 2013
VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Gabriel Eckstein

Re:         Acceleration Request of Selectica, Inc.

Registration Statement on Form S-3

Filed July 9, 2013

(File No. 333-189855)

Dear Mr. Eckstein:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Selectica, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3, as amended, to 5:00 p.m., Eastern Time, on Friday, September 6, 2013, or as soon thereafter as practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

●

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call our counsel, Eric Wang, at (650) 833-2106, or David Richardson, at (916) 930-3256, of DLA Piper LLP (US) to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

SELECTICA, INC.

By:	/s/ Todd Spartz
Name:	Todd Spartz
Title:	Chief Financial Officer

cc:           Eric Wang (DLA Piper)

David Richardson (DLA Piper)